Mail Stop 3233
                                                            December 11, 2018


Via E-mail
John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
8901 E. Mountain View Road
Suite 150
Scottsdale, AZ 85258

       Re:     CaliberCos Inc.
               Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted November 15, 2018
               CIK No. 0001627282

Dear Mr. Loeffler:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

   1. We are continuing to evaluate your response to comments 1 and 2 of our letter dated
      September 20, 2018 and may have further comment.

   2. Please revise throughout to clarify the extent to which you own the individual operating companies and related assets or whether you sponsor the individual operating companies and manage such companies. For example, on page 1 you state that you own and invest in real estate both on your own and through your operating companies. Please clarify how you own real estate and the extent to which you own or sponsor the operating companies. On page 2 you state that your revenues have grown as a result in growth of your asset base and service offerings. Please clarify if by "asset base" you refer to assets
 John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
December 11, 2018
Page 2

        under management. On page 27 you refer to "your" portfolio of hotels. These are examples only, please revise throughout as necessary.

Risk Factors

Conflicts of interest exist between our company and related parties, page 17

     3. You state that your board of directors and executive officers have fiduciary duties to your shareholders. Please clarify if your board or the company has a fiduciary duty to investors in the funds.

Our Bylaws have an exclusive forum for adjudication of disputes, page 18

     4. We note your response to comment 4 of our letter dated September 15, 2018 and revised disclosure indicating the exclusive forum provision is intended to apply to claims under the federal securities laws. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
        Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims under the federal securities laws, then please disclose that there is uncertainty as to whether a court would enforce such provision and state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to federal securities law, then please revise your bylaws to state this clearly.

Use of Proceeds, page 21

5. We note your response to comment 8 of our letter dated September 15, 2018. In response to our comment, you disclose that you will use proceeds to pay off debt with maturity rates ranging from June 2018 to December 2018. Please advise why debt with a maturity rate prior to December 2018 still remains outstanding. Please clarify if you are incurring penalties for failure to repay amounts past due. Please update through the date of your response as appropriate to account for loans maturing in December.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Valuations, page 50

6. We note your response to comment 13. Please quantify the significant assumptions used to fair value your properties, such as discount rates, for each asset class in your portfolio.
 John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
December 11, 2018
Page 3


EBITDA and Adjusted EBITDA, page 52

7. Please expand your disclosure to explain the nature of the additional interest that is added to EBITDA to arrive at Adjusted EBITDA.

Security Ownership of Management and Certain Stockholders, page 60

      8. We note your response to comment 14; however, your prior disclosure indicates that you granted stock options to Jade Leung and Roy Bade in 2018. Please confirm that such options are not exercisable within 60 days or revise your table to include the shares beneficially owned by Messrs. Leung and Bade.

Interest of Management and Others in Certain Transactions, page 61

      9. On page F-84 you describe the Company's agreement to repurchase shares from non-
         participating founders at $2.70 per share. Please provide additional detail regarding this transaction, including the identity of the founders and the amount of shares covered by the agreement or tell us why you believe such disclosure is not required.

Note 2   Summary of Significant Accounting Policies

Revenue Recognition, page F-15

10. We note your response to comment 19. Please explain why you have characterized $8.4 million related to the sale of the Uptown Apartment Complex as revenue, citing relevant accounting literature.

Note 12   Redeemable Preferred Stock

Series A Preferred Stock, page F-43

11. We note your response to comment 20 and that you do not believe that the Series A
         Preferred Stock should be classified as a liability. Please tell us what consideration you gave to ASC 480-10-25-11, which states that all obligations that permit the holder to require the issuer to transfer assets result in liabilities, regardless of whether the settlement alternatives have the potential to differ.
 John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
December 11, 2018
Page 4


        You may contact Kristi Marrone at (202)551-3429 or Kevin Woody, Accounting Branch
Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at
(202)551-3215
with any other questions.


                                                         Sincerely,

                                                         /s/ Kim McManus

                                                         Kim McManus
                                                         Senior Counsel
                                                         Office of Real Estate
and
                                                         Commodities

cc: Thomas Poletti, Esq. (via e-mail)